[CHAPMAN AND CUTLER LETTERHEAD]

August 17, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Innovator ETFs Trust
(Registration Nos. 333-146827; 811-22135)

Ladies and Gentlemen:

On behalf of Innovator ETFs Trust (the “Trust”), we are transmitting this letter regarding the registration statements filed on Form N-1A for the Trust with the Securities and Exchange Commission on July 14, 2023 and July 28, 2023 (each, a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements filed on July 14, 2023, relate to the Innovator Premium Income 15 Barrier ETF – Quarterly, Innovator Premium Income 9 Buffer ETF – October, Innovator Premium Income 15 Buffer ETF – October, Innovator U.S. Equity 5 to 15 Buffer ETF – Quarterly and Innovator U.S. Equity 10 Buffer ETF – Quarterly and the Registration Statements filed on July 28, 2023, relate to the Innovator Premium Income 10 Barrier ETF – October, Innovator Premium Income 20 Barrier ETF – October, Innovator Premium Income 30 Barrier ETF – October and Innovator Premium Income 40 Barrier ETF – October (each, a “Fund” and collectively, the “Funds”), each a series of the Trust.

Pursuant to SEC Release No. 33-6510 (February 15, 1984), the Funds hereby request selective review of the above referenced Registration Statements. We have relied upon the registration statements relating to the below listed funds, which are part of the Innovator Defined Outcome suite of funds as precedent in drafting the Registration Statements (each, a “Precedent Fund”). We consider each Registration Statement to be substantially similar to each respective Precedent Fund with regard to the description of the Fund, the investment objective, strategy and policies, the risks associated with investment in the Fund and the management of the Fund.

Fund Information	Precedent Fund Information
Innovator Premium Income 15 Barrier ETF – Quarterly Filing date: July 14, 2023 Post-Effective Amendment No. under 1933 Act: 985	Innovator Premium Income 10 Barrier ETF – July Filing date: July 3, 2023 Post-Effective Amendment No. under 1933 Act: 981
Innovator Premium Income 9 Buffer ETF – October Filing date: July 14, 2023 Post-Effective Amendment No. under 1933 Act: 986	Innovator Premium Income 10 Barrier ETF – July Filing date: July 3, 2023 Post-Effective Amendment No. under 1933 Act: 981
Innovator Premium Income 15 Buffer ETF – October Filing date: July 14, 2023 Post-Effective Amendment No. under 1933 Act: 987	Innovator Premium Income 10 Barrier ETF – July Filing date: July 3, 2023 Post-Effective Amendment No. under 1933 Act: 981
Innovator U.S. Equity 5 to 15 Buffer ETF – Quarterly Filing date: July 14, 2023 Post-Effective Amendment No. under 1933 Act: 988	Innovator U.S. Equity Buffer ETF – August Filing date: March 1, 2023 Post-Effective Amendment No. under 1933 Act: 920
Innovator U.S. Equity 10 Buffer ETF – Quarterly Filing date: July 14, 2023 Post-Effective Amendment No. under 1933 Act: 989	Innovator U.S. Equity Buffer ETF – August Filing date: March 1, 2023 Post-Effective Amendment No. under 1933 Act: 920
Innovator Premium Income 10 Barrier ETF – October Filing date: July 28, 2023 Post-Effective Amendment No. under 1933 Act: 997	Innovator Premium Income 10 Barrier ETF – July Filing date: July 3, 2023 Post-Effective Amendment No. under 1933 Act: 981
Innovator Premium Income 20 Barrier ETF – October Filing date: July 28, 2023 Post-Effective Amendment No. under 1933 Act: 998	Innovator Premium Income 20 Barrier ETF – July Filing date: July 3, 2023 Post-Effective Amendment No. under 1933 Act: 982
Innovator Premium Income 30 Barrier ETF – October Filing date: July 28, 2023 Post-Effective Amendment No. under 1933 Act: 999	Innovator Premium Income 30 Barrier ETF – July Filing date: July 3, 2023 Post-Effective Amendment No. under 1933 Act: 983
Innovator Premium Income 40 Barrier ETF – October Filing date: July 28, 2023 Post-Effective Amendment No. under 1933 Act: 1000	Innovator Premium Income 40 Barrier ETF – July Filing date: July 3, 2023 Post-Effective Amendment No. under 1933 Act: 984

For the Innovator Premium Income 15 Barrier ETF – Quarterly, Innovator Premium Income 10 Barrier ETF – October, Innovator Premium Income 20 Barrier ETF – October, Innovator Premium Income 30 Barrier ETF – October and Innovator Premium Income 40 Barrier ETF – October, the disclosure in each Registration Statement has been revised only as necessary to set forth the change in the start of the outcome period from July to October (and change the annual reset to a quarterly reset for the Innovator Premium Income 15 Barrier ETF – Quarterly) and to update the applicable defined distribution rate and barrier level.

For the Innovator Premium Income 9 Buffer ETF – October and Innovator Premium Income 15 Buffer ETF – October, the disclosure in each Registration Statement has been revised only as necessary to set forth the change in the start of the outcome period from July to October, to modify the protection from a barrier to a buffer, and update the applicable defined distribution rate.

For the Innovator U.S. Equity 5 to 15 Buffer ETF – Quarterly and Innovator U.S. Equity 10 Buffer ETF – Quarterly, the disclosure in each Registration Statement has been revised only as necessary to set forth the change in the outcome period from an annual reset to a quarterly reset and to update the applicable cap and buffer.

Should you have any questions or require further information with respect to the Registration Statements or the filings we have relied upon as precedent for and consider substantially similar to the Registration Statements, please telephone the undersigned at (312) 845‑3484.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren